Exhibit 99.2

April 13, 2026

By EDGAR

Nouveau Monde Graphite Inc.

481 rue Brassard
Saint-Michel-des-Saints, Québec
Canada J0K 3B0

Nouveau Monde Graphite Inc. (the “Company”) - Prospectus Supplement dated April 13, 2026 (the “Prospectus Supplement”) to the Form F-10 Registration Statement of the Company dated November 25, 2025, as amended by Amendment No. 1 to Form F-10 filed on December 8, 2025

Dear Sirs/Mesdames:

We hereby consent to the reference to our firm name on the face of the Prospectus Supplement and under the headings “Legal Matters” and “Documents Filed as Part of The Registration Statement”, and to the reference to our firm name and the use of our opinion under the heading “Certain Canadian Federal Income Tax Considerations” in the Prospectus Supplement of the Company filed pursuant to General Instruction II.L of Form F-10, which forms part of the Registration Statement on Form F-10 filed by the Company with the United States Securities and Exchange Commission.

Yours truly,

/s/ Fasken Martineau DuMoulin LLP

Fasken Martineau DuMoulin LLP